UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

School Specialty, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

807864103

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 807864103	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,023,516
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,023,516
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,023,516
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 807864103	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,023,516
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,023,516
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,023,516
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 807864103	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,023,516
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,023,516
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,023,516
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 807864103	13D	Page 5 of 8 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,023,516
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,023,516
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,023,516
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 807864103	Page 6 of 8 Pages

This Amendment No. 1 to the joint statement on Schedule 13D with respect to the common stock, par value $0.001 per share (the “Common Stock”), of School Specialty, Inc., a Delaware corporation (the “Issuer”), filed by Mill Road Capital II, L.P., a Delaware limited partnership (the “Fund”), Mill Road Capital II GP LLC, a Delaware limited liability company (the “GP”), Thomas E. Lynch and Scott P. Scharfman (collectively, the “Reporting Persons”) on November 16, 2017 (such joint statement, as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1. The third sentence of paragraph (a) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Messrs. Lynch and Scharfman, and Justin C. Jacobs and Eric Yanagi, are the management committee directors of the GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.””

2. Paragraph (b) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

“The business address of each of the Managers (other than Messrs. Scharfman and Yanagi), and the address of the principal business and the principal office of the GP and the Fund, is 382 Greenwich Avenue, Suite One, Greenwich, CT 06830. The business address of each of Messrs. Scharfman and Yanagi is 400 Oyster Point Blvd, Suite 526, South San Francisco, CA 94080.”

3. Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of an aggregate of 2,023,516 shares of Common Stock for $33,586,382.81 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.”

4. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 5. Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 7,000,000 shares of the Common Stock issued and outstanding as of May 7, 2018, as reported in the most recent quarterly report of the Issuer on Form 10-Q for its fiscal quarter ended March 31, 2018. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of May 17, 2018, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

CUSIP No. 807864103	Page 7 of 8 Pages

The Fund directly holds, and thus has sole voting and dispositive power over, 2,023,516 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock on behalf of the Fund, and each of Messrs. Lynch and Scharfman has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP. Accordingly, each of the Reporting Persons beneficially owns 2,023,516 shares of Common Stock, or approximately 28.9% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 2,023,516 shares of Common Stock, or approximately 28.9% of the outstanding shares of Common Stock. Neither Mr. Jacobs nor Mr. Yanagi has beneficial ownership of any shares of Common Stock.

(c) No Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock since March 18, 2018 (the date 60 days prior to the filing of this Schedule 13D) to May 17, 2018:

Date of Purchase / Sale	Shares Purchased (#)	Avg. Purchase Price per Share ($)
5/15/2018	535,629	16.6750

The above listed transaction was conducted in the ordinary course of business on the open market for cash, and the purchase price does not reflect brokerage commissions paid.”

5. Item 6 of the Schedule 13D shall hereby be amended by inserting the following paragraph at its beginning:

“On January 17, 2018, the Issuer granted 38,500 stock appreciation rights (the “SARs”) to Mr. Scharfman as compensation for serving as a member of the Issuer’s board of directors pursuant to a Stock Appreciation Right Agreement in the form attached hereto as Exhibit 4 (the “SAR Agreement”). Pursuant to a pre-existing contractual obligation, Mill Road Capital Management, LLC has the right to receive the economic benefit of the SARs. The SARs are (i) exercisable for shares of Common Stock at an exercise price of $18.57 per share, (ii) except as otherwise set forth in the SAR Agreement, will vest as to one-half of the SARs on the second anniversary, and as to one-fourth of the SARs on each of the third and fourth anniversaries, of the date of grant, and (iii) will be settled in cash upon exercise.”

6. Item 7 of the Schedule 13D shall hereby be amended by adding the following exhibit:

Exhibit 4	Form of Director Stock Appreciation Right Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K dated May 29, 2014).

7. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature pages follow]

CUSIP No. 807864103	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 17, 2018

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC, its General Partner

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Scott P. Scharfman
Scott P. Scharfman, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/s/ Scott P. Scharfman
Scott P. Scharfman